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Exhibit

Exhibit Description

99.1 Announcement on 2026/01/14: UMC will convene Q4 2025 Investor Conference

99.2 Announcement on 2026/01/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will convene Q4 2025 Investor Conference

1. Date of institutional investor conference: 2026/01/28

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference: UMC Q4 2025 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

For the month of December, 2025

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of November 30, 2025	Number of shares as of December 31, 2025	Changes
Chairman President President Executive Vice President Senior Vice President Senior Vice President Senior Vice President Senior Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President	Stan Hung SC Chien Jason Wang Ming Hsu TS Wu G C Hung Oliver Chang Chitung Liu JT Lin Victor Chuang Chuck Chen S F Tzou Osbert Cheng Steven Hsu Jerry CJ Hu Y S Shen Steven S Liu Francia Hsu Mindy Lin Linwu Kuo Eric Chen Olivia Liao	59,486,252 19,479,448 28,899,800 6,515,400 2,488,784 2,682,766 3,465,889 4,569,517 523,100 487,771 1,773,100 575,308 2,031,200 1,108,200 2,397,200 406,200 1,296,200 768,200 2,698,125 46,200 1,476,200 --	59,726,492 19,719,688 29,140,040 6,625,520 2,558,084 2,752,066 3,558,289 4,661,917 560,060 524,731 1,810,060 633,388 1,939,280 1,146,280 2,405,280 464,280 1,354,280 756,280 2,714,205 104,280 1,534,280 31,680	240,240 240,240 240,240 110,120 69,300 69,300 92,400 92,400 36,960 36,960 36,960 58,080 (91,920) 38,080 8,080 58,080 58,080 (11,920) 16,080 58,080 58,080 31,680
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of November 30, 2025	Number of shares as of December 31, 2025	Changes
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